UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 7)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

bluebird bio, Inc.

(Name of Subject Company)

bluebird bio, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09609G 209

(CUSIP Number of Class of Securities)

Andrew Obenshain

President and Chief Executive Officer

bluebird bio, Inc.

455 Grand Union Boulevard

Somerville, Massachusetts 02145

(339) 499-9300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

R. Scott Shean

Andrew Clark

Brian R. Umanoff

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by bluebird bio, Inc., a Delaware corporation (“bluebird” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 7, 2025, relating to the tender offer by Beacon Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Beacon Parent Holdings, L.P., a Delaware limited partnership (“Parent”), to purchase all of the outstanding Shares in exchange for (i) $3.00 in cash per Share, subject to any applicable withholding taxes and without interest thereon (the “Closing Amount”), plus (ii) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of $6.84 in cash, subject to any applicable withholding taxes and without interest thereon, payable upon the achievement of the milestone specified in, and subject to and in accordance with the terms and conditions set forth in, the Contingent Value Rights Agreement (the “CVR Agreement”) (the Closing Amount plus one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended, supplemented or otherwise modified from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on March 7, 2025, as amended. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Unless stated otherwise, the new text in the supplemental information is bolded and underlined and any deleted text is bolded and denoted with a strikethrough to highlight the supplemental information being disclosed.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence to the end of the first paragraph under the heading “Regulatory Approvals” on page 53 of the Schedule 14D-9:

As of May 5, 2025, all regulatory approvals required under the Merger Agreement have been obtained, and the condition regarding receipt of these approvals has been satisfied.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit Number	Description

(a)(5)(V)	Press Release issued by Carlyle, SK Capital Parent, and bluebird bio, dated May 5, 2025 (incorporated by reference to Exhibit (a)(5)(G) of the Schedule TO).

(a)(5)(W)	Email from Andrew Obenshain, Chief Executive Officer of bluebird bio, sent to employees, dated May 5, 2025.

(a)(5)(X)	Frequently Asked Questions, dated May 5, 2025.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

bluebird bio, Inc.

By:	/s/ Andrew Obenshain
Name:	Andrew Obenshain
Title:	President and Chief Executive Officer
Dated:	May 5, 2025